UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 11-K

FOR ANNUAL REPORTS OF EMPLOYEE STOCK
PURCHASE, SAVINGS AND SIMILAR PLANS
PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

☑	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2013
OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from                      to
Commission File Number 001-33579
A. Full title of the plan and the address of the plan, if different from that of the issuer named below:
INTERDIGITAL
SAVINGS AND PROTECTION PLAN
B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:
INTERDIGITAL, INC.
200 Bellevue Parkway, Suite 300, Wilmington, DE 19809-3727

INTERDIGITAL
SAVINGS AND PROTECTION PLAN
C O N T E N T S
Other supplemental schedules required by Section 2520.103-10 of the Department of Labor Rules and Regulations for Reporting and Disclosure under the Employment Retirement Income Security Act of 1974, as amended, have been omitted because they are not applicable.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Participants and Plan Administrator of
InterDigital
Savings and Protection Plan
Wilmington, Delaware

We have audited the accompanying statements of net assets available for benefits of the InterDigital Savings and Protection Plan as of December 31, 2013 and 2012, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2013 and 2012, and the changes in net assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets held at end of year as of December 31, 2013 is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ Morison Cogen LLP
Bala Cynwyd, Pennsylvania
June 13, 2014

INTERDIGITAL
SAVINGS AND PROTECTION PLAN
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
DECEMBER 31, 2013 AND 2012

	2013	2012
Investments at fair value (see Notes 2 and 3)	$68,366,513	$64,232,090
Cash	38,300	25,283
Notes receivable from participants	202,323	249,017
NET ASSETS AVAILABLE FOR BENEFITS AT FAIR VALUE	$68,607,136	$64,506,390

Adjustment from fair value to contract value for fully benefit-responsive investment contracts	(214,617)	(196,285)

NET ASSETS AVAILABLE FOR BENEFITS	$68,392,519	$64,310,105

The accompanying notes are an integral part of these financial statements.

INTERDIGITAL
SAVINGS AND PROTECTION PLAN
STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
FOR THE YEARS ENDED DECEMBER 31, 2013 AND 2012

	2013	2012
ADDITIONS
Investment income
Dividend income	$934,422	$867,891
Interest from notes receivable from participants	10,467	10,935
Net appreciation in fair value of investments	9,355,095	5,591,318

Total investment income	10,299,984	6,470,144

CONTRIBUTIONS
Employer	943,887	1,108,542
Participants	3,173,640	3,683,733
Rollover	454,839	47,510
Expense Budget Account	108,902	96,621

Total contributions	4,681,268	4,936,406

TOTAL ADDITIONS	14,981,252	11,406,550

DEDUCTIONS
Payment of benefits	10,793,085	2,957,101
Other deductions	105,753	104,303

TOTAL DEDUCTIONS	10,898,838	3,061,404

NET INCREASE	4,082,414	8,345,146

NET ASSETS AVAILABLE FOR BENEFITS - BEGINNING OF YEAR	64,310,105	55,964,959

NET ASSETS AVAILABLE FOR BENEFITS - END OF YEAR	$68,392,519	$64,310,105

The accompanying notes are an integral part of these financial statements.

INTERDIGITAL
SAVINGS AND PROTECTION PLAN
NOTES TO FINANCIAL STATEMENTS

NOTE 1 - DESCRIPTION OF THE PLAN
The following description of the InterDigital Savings and Protection Plan (the “Plan”) is provided for general information purposes. Plan participants should refer to the Plan agreement for a more complete description of the Plan's provisions.
General
The Plan is a defined contribution 401(k) plan of InterDigital, Inc. and its participating subsidiaries (the “Company” or “InterDigital”) for its eligible employees. For purposes of before-tax contributions and matching contributions, an eligible employee will be eligible to participate in the Plan in the next payroll period, or as soon as administratively possible, following the date the eligible employee attained age 18 and completed one month of service with the Company.
The following individuals are not eligible to participate in the Plan: (i) individuals employed by the Company as part of an academic course of study, such as a work-study program, co-op program or similar arrangements; (ii) collective bargaining employees; (iii) leased employees within the meaning of Internal Revenue Code (“IRC”) Sections 414(n)(2) and 414(o)(2); and (iv) nonresident aliens who receive no earned income that constituted income from sources within the United States.
The Plan was established effective February 1, 1985, restated January 1, 1997, restated January 1, 2007, when the Plan name was changed from InterDigital Communications Corporation Savings & Protection Plan to InterDigital Savings & Protection Plan, and most recently amended and restated effective January 1, 2010. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”). State Street Bank & Trust is the trustee of the Plan. Transamerica Retirement Solutions Corporation ("Transamerica"), formerly known as Diversified Investment Advisors, is the Plan custodian and third party administrator of the Plan's assets.
Contributions
All participant contributions are made on a before-tax basis. Each participant may invest from 1% to 100% of annual compensation as a basic contribution subject to state, local, and certain Federal taxes. The total of the basic and supplemental contributions cannot exceed IRC limitations for each Plan year. For the 2013 and 2012 plan years, such limit was $17,500 and $17,000, respectively. Participants who have attained the age of 50 before the end of the Plan year are eligible to make catch-up contributions. In both 2013 and 2012, the maximum additional annual contribution was $5,500 for individuals who have attained the age of 50. If a participant's annual contributions exceed the dollar limitation set by the IRC, thereby requiring a distribution of such excess contributions, the participant will forfeit any employer matching contributions related to the distribution amount. Amounts forfeited will be used by the Company to reduce future employer matching contributions.
The Company may, at its sole discretion, contribute to the Plan through matching contributions and/or discretionary employer contributions. The Company currently matches 50% of the first 6% of each participant's contribution, as defined by the Plan. There were no discretionary employer contributions made for the years ended December 31, 2013 and December 31, 2012. Effective January 1, 2013, the Plan was amended to allow discretionary employer matching contributions to be made by the Company in an amount not to exceed 6% of a participant's annual compensation, thereby allowing for true-ups to be made to ensure participants receive the maximum matching contributions irrespective of deduction timing.
The IRC limits the amount of pay that may be used to determine participants' discretionary contributions. The limit was $255,000 and $250,000 in 2013 and 2012, respectively. The IRC also limits the amount of all contributions that can be made for or by a participant to the Plan in a given year. The limit was the lesser of 100% of pay or $51,000 or $50,000 for 2013 and 2012, respectively.
Employee rollover contributions from other qualified retirement plans are permitted; such contributions are subject to the conditions and procedures set forth in the Plan.

Participant Accounts
Each participant's account is credited with that participant's contributions, allocations of the Company's matching contributions, discretionary employer contributions, and Plan earnings and losses. Allocations of discretionary employer contributions are based on a percentage of a participant's eligible annual base compensation as determined by the Board of Directors of the Company. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account. Terminated participants forfeit unvested Company contributions. Forfeitures are used to reduce future employer matching contributions.
Vesting
Rollover contributions and participants' before-tax contributions are 100% vested and nonforfeitable. Plan participants who were credited with an Hour of Service (as defined in the Plan) shall be vested in their discretionary matching and employer contributions as follows:

Periods of Service	Percentage
Less than 1 year	—%
At least 1, less than 2 years	33%
At least 2, less than 3 years	67%
3 or more years	100%
Participants who die while an employee of InterDigital or retire at their normal retirement age (age 65) are 100% vested in their account, regardless of their length of service.
Notes Receivable from Participants
Any participant who is an active employee may apply for a secured loan provided the request does not exceed the lesser of 50% of their vested account balance or $50,000. The minimum loan amount was $500 during 2013 and 2012. Only one loan per participant may be made every 365 days and all loans are subject to approval by the Company as Plan Administrator. Loan terms are limited to five years set at the inception of each loan. Interest rates are set at an annual rate of prime + 1%. The rate of all outstanding loans at December 31, 2013 was 4.25% and the rates of outstanding loans at December 31, 2012 ranged between 4.25% and 8.25%. Interest paid by the participant is credited to the participant's account. If a participant's balance remains unpaid for more than 90 days after it is due, the loan will be in default on the outstanding loan amount and the participant's vested account will be reduced by the amount of the unpaid principal and interest. The unpaid amount is treated as a taxable withdrawal and is subject to federal income taxes. Loans in default, in principal plus interest that were reclassified to distributions, amounted to $55,532 and $46,931 for the years ended December 31, 2013 and 2012, respectively. Effective October 2, 2012, participants may continue to make scheduled loan payments after the related participant ceases to be an employee or party-in-interest as defined by ERISA.
When a participant receives a distribution from the Plan, any outstanding principal plus accrued interest will be deducted from the amount of the distribution. A participant may then either default on the loan or make arrangements to continue loan repayments beyond when they become entitled to a distribution as long as their remaining interest in the Plan exceeds their outstanding loan balance.
Payment of Benefits
If a participant retires, dies, becomes permanently disabled, or otherwise separates from the Company, the participant or participant's beneficiary, as applicable, is entitled to the vested amount of their account as valued on the applicable valuation date. In the event of a participant's death, distribution of their account will be made as soon as administratively practicable upon the receipt of appropriate documentation from their designated beneficiary. Distributions for reasons of retirement, permanent disability or termination will be made upon written request. Distributions from a participant's account are made in a single lump sum payment. Employees may defer payment of their account under the Plan.
Plan Termination
The Company may amend or suspend the Plan and may terminate the Plan at any time subject to the provisions of ERISA; although there is no present intent to do so. However, no such action may cause the Plan's assets to be used for purposes other than the exclusive benefit of the participants and their beneficiaries. If the Plan is terminated, all such participants' accounts shall become fully vested and all accounts of participants shall be distributed as soon as administratively possible.

Investment Options
All investments are participant-directed including the Company matching contributions and any discretionary employer contributions. Fund descriptions below were obtained from fund brochures and other Plan documents:
SHORT-TERM BONDS:
Federated U.S. Treasury Cash Reserves, Institutional Service Shares Fund
The fund pursues its objective by investing only in a portfolio of short-term U.S. Treasury securities.
AGGRESSIVE BONDS:
BlackRock High Yield Institutional Bond Fund
The investment seeks to maximize total return, consistent with income generation and prudent investment management. The fund invests primarily in non-investment grade bonds with maturities of ten years or less.
INTERMEDIATE/LONG-TERM BONDS :
JPMorgan Core Bond A Fund
The investment seeks to maximize total return by investing primarily in a diversified portfolio of intermediate and long-term debt securities. The fund is designed to maximize total return by investing in a portfolio of investment grade intermediate and long-term debt securities.
LARGE-CAP STOCKS :
BlackRock Equity Dividend Institutional Fund
The investment seeks long-term total return and current income. The fund seeks to achieve its objective by investing primarily in a diversified portfolio of equity securities.
Transamerica Partners Institutional Stock Index Fund
The investment seeks to match the performance of the Standard & Poor's 500 Index. The fund invests in securities through an underlying master fund having the same investment goals and strategies. It invests approximately the same percentage of its assets in each stock as the stock represents in the S&P 500 Index.
Wells Fargo Advantage Premier Large Company Growth Fund, Class A
The investment seeks long-term capital growth. It invests principally in equity securities of large-capitalization companies, which the advisor defines as securities of companies with market capitalizations within the range of the
Russell 1000 Index.
SMALL/MID-CAP STOCKS :
Baron Small Cap Retail Fund
The investment seeks capital appreciation through investments primarily in securities of small-sized growth companies.
Columbia Acorn A Fund
The investment seeks long-term capital appreciation. Under normal circumstances, the fund invests a majority of its net assets in the common stock of small- and mid-sized companies with market capitalizations under $5 billion at the time of investment.
Columbia Small Cap Index A Fund
The investment seeks total return before fees and expenses that corresponds to the total return of the Standard & Poor's (S&P) SmallCap 600 Index.
Diamond Hill Small Cap A Fund
The investment seeks to provide long-term capital appreciation.
Goldman Sachs Mid Cap Value Institutional Fund
The investment seeks long-term capital appreciation. Although it will invest primarily in publicly traded U.S. securities, the fund may invest in foreign securities, including securities of issuers in countries with emerging markets or economies and securities quoted in foreign currencies.

Invesco Real Estate Institutional Fund
The investment seeks high total return through growth of capital and current income. It primarily invests in equity securities. The fund may invest in equity and debt securities of issuers unrelated to the real estate industry that the portfolio managers believe are undervalued and have potential for growth of capital. It may invest in non-investment grade debt securities of real estate and real estate-related issuers.
INTERNATIONAL STOCKS :
American Funds EuroPacific Growth R4 Fund
The investment seeks to provide long-term growth of capital. The fund invests primarily in common stock of issuers in Europe and the Pacific Basin that the investment adviser believes have the potential for growth.
Wells Fargo Advantage Emerging Markets Equity Fund
The investment seeks long-term capital appreciation. It considers emerging market companies to include companies that are traded in, have their primary operations in, are domiciled in or derive a majority of their revenue from emerging market countries as defined by the MSCI Emerging Markets Index.
MULTI-ASSET/OTHER :
Vanguard Target Retirement 2010 Fund
The investment seeks to provide capital appreciation and current income consistent with its current asset allocation. The fund primarily invests in other Vanguard mutual funds according to an asset allocation strategy designed for investors planning to retire and leave the work force in or within a few years of 2010 (the target year).
Vanguard Target Retirement 2020 Fund
The investment seeks to provide capital appreciation and current income consistent with its current asset allocation. The fund primarily invests in other Vanguard mutual funds according to an asset allocation strategy designed for investors planning to retire and leave the work force in or within a few years of 2020 (the target year).
Vanguard Target Retirement 2030 Fund
The investment seeks to provide capital appreciation and current income consistent with its current asset allocation. The fund primarily invests in other Vanguard mutual funds according to an asset allocation strategy designed for investors planning to retire and leave the work force in or within a few years of 2030 (the target year).
Vanguard Target Retirement 2040 Fund
The investment seeks to provide capital appreciation and current income consistent with its current asset allocation. The fund primarily invests in other Vanguard mutual funds according to an asset allocation strategy designed for investors planning to retire and leave the work force in or within a few years of 2040 (the target year).
Vanguard Target Retirement 2050 Fund
The investment seeks to provide capital appreciation and current income consistent with its current asset allocation. The fund primarily invests in other Vanguard mutual funds according to an asset allocation strategy designed for investors planning to retire and leave the work force within a few years of 2050 (the target year).
Stable Pooled Fund
This fund seeks to provide positive income with reduced return volatility through investment in a diversified portfolio of high quality fixed income securities. The fund invests in stable value fixed income instruments, including Guaranteed Investment Contracts (“GIC's”), Bank Investment Contracts (“BIC's”), as well as GIC alternatives, such as synthetic GIC's.
InterDigital Stock Fund
This fund invests in the common stock of InterDigital, Inc.

NOTE 2 - SUMMARY OF ACCOUNTING POLICIES
The following accounting policies, which conform with accounting principles generally accepted in the United States(“GAAP”), have been used consistently in the preparation of the Plan's financial statements.
Basis of Accounting

Accounting records are maintained by the custodian on the cash basis of accounting. The financial statements of the Plan reflect all material adjustments to place the financial statements on the accrual basis of accounting.
Use of Estimates
The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements, as well as reported amounts of additions and deductions during the reporting period. Actual results could differ from those estimates.
Investment Contracts
As described in Financial Accounting Standards Board ("FASB") Staff Position, FSP AAG INV-1 and AICPA Statement of Position 962 (formerly 94-4-1) , Reporting of Fully Benefit Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined Contribution Health and Welfare and Pension Plans (the “FSP”), investment contracts held by a defined contribution plan are required to be reported at fair value. However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the plan. As required by the FSP, the Statement of Net Assets Available for Benefits presents the fair value of the investment contracts as well as the adjustment of the fully benefit-responsive investment contracts from fair value to contract value. The Statement of Changes in Net Assets Available for Benefits is prepared on a contract value basis.
Investment Valuation and Income Recognition
Shares of registered investment companies are valued at quoted market prices that represent the net asset value of shares held by the Plan at year-end. The InterDigital Stock Fund is valued at its year-end unit closing price (comprised of common stock market price plus uninvested cash position).
Purchases and sales of investments are recorded on a trade-date basis. Interest income is accrued when earned. Dividend income is recorded on the ex-dividend date. Capital gain distributions are included in dividend income.
Notes Receivable from Participants
Notes receivable from participants are measured at their unpaid principal balance plus any accrued but unpaid interest. Interest income is recorded on the accrual basis. Related fees are recorded as administrative expenses and are expensed when they are incurred. No allowance for credit losses has been recorded as of December 31, 2013 or December 31, 2012. If a participant ceases to make loan repayments and the plan administrator deems the participant loan to be in default, the participant loan balance is reduced and a benefit payment is recorded.
Payment of Benefits
Benefits are recorded when paid.
Forfeited Accounts
At both December 31, 2013 and 2012, forfeited non-vested accounts totaled $9,359 and $0. In 2013 and 2012, $0 and $23,652, respectively, were used to reduce employer matching contributions.
Recently Adopted Accounting Pronouncements
As of December 31, 2013 and for the period then ended, there were no recently adopted accounting pronouncements that had a material effect on the Plan's financial statements.
Recently Issued Accounting Pronouncements Not Yet Adopted
As of December 31, 2013, there were no recently issued accounting standards not yet adopted which would have a material effect on the Plan's financial statements.
NOTE 3 - FAIR VALUE MEASUREMENTS
The framework for measuring fair value provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (level 1) and the lowest priority to unobservable inputs (level 3). The three levels of the fair value hierarchy under FASB ASC 820 are described as follows:
Level 1

Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the Plan has the ability to access;
Level 2
Inputs to the valuation methodology include:
     -Quoted prices for similar assets or liabilities in active markets;
     -Quoted prices for identical or similar assets or liabilities in inactive markets;
     -Inputs other than quoted prices that are observable for the asset or liability; and
     -Inputs that are derived principally from or corroborated by observable market data by correlation or other means.
If the asset or liability has a specified (contractual) term, the Level 2 input must be observable for substantially the full term of the asset or liability.
Level 3
Inputs to the valuation methodology are unobservable and significant to the fair value measurement.
The asset's or liability's fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.
Following is a description of the valuation methodologies used for assets measured at fair value. There have been no changes in the methodologies used at December 31, 2013 and 2012.
InterDigital stock : Valued at its year-end unit closing price (comprised of common stock market price plus uninvested cash position).
Registered investment companies : Valued at the quoted market prices representing the net asset value (“NAV”) of shares held by the plan at year-end.
Stable Pooled Fund : Valued at fair value by discounting the related cash flows based on current yields of similar instruments with comparable durations considering the credit worthiness of the issuer.
The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

The following tables set forth by level, within the fair value hierarchy, the Plan's assets at fair value as of December 31, 2013 and December 31, 2012:

	Assets at Fair Value as of December 31, 2013
	Level 1	Level 2	Level 3	Total

Registered investment companies:
Short-term Bonds	$2,308,967	$—	$—	$2,308,967
Aggressive Bonds	1,246,410	—	—	1,246,410
Intermediate/Long-term Bonds	4,624,264	—	—	4,624,264
Large-Cap Stocks	19,444,563	—	—	19,444,563
Small/Mid-Cap Stocks	18,538,954	—	—	18,538,954
International Stocks	5,753,274	—	—	5,753,274
Multi-Asset/Other	9,560,671	—	—	9,560,671
InterDigital Stock	—	3,017,751	—	3,017,751
Stable Pooled Fund	—	3,871,659	—	3,871,659

Total assets at fair value	$61,477,103	$6,889,410	$—	$68,366,513

	Assets at Fair Value as of December 31, 2012
	Level 1	Level 2	Level 3	Total

Registered investment companies:
Short-term Bonds	$2,297,165	$—	$—	$2,297,165
Aggressive Bonds	1,198,787	—	—	1,198,787
Intermediate/Long-term Bonds	6,035,523	—	—	6,035,523
Large-Cap Stocks	16,161,491	—	—	16,161,491
Small/Mid-Cap Stocks	15,710,562	—	—	15,710,562
International Stocks	5,286,857	—	—	5,286,857
Multi-Asset/Other	8,774,660	—	—	8,774,660
InterDigital Stock	—	5,081,744	—	5,081,744
Stable Pooled Fund	—	3,685,301	—	3,685,301

Total assets at fair value	$55,465,045	$8,767,045	$—	$64,232,090
The following table summarizes investments measured at fair value based on NAV per share as of December 31, 2013 and December 31, 2012, respectively.

December 31, 2013	Fair Value	Unfunded Commitments	Redemption Frequency	Redemption Notice Period
Stable Pooled Fund	$3,871,659	n/a	Daily	30 days

December 31, 2012	Fair Value	Unfunded Commitments	Redemption Frequency	Redemption Notice Period
Stable Pooled Fund	$3,685,301	n/a	Daily	30 days

NOTE 4 - INVESTMENTS
The following table presents investments that represented five percent or more of the Plan's net assets at December 31, 2013 and 2012:

	2013	2012
Transamerica Partners Institutional Stock Index Fund	$8,004,658	$6,879,290
Wells Fargo Advantage Premier Large Company Growth Fund, Class A	6,610,240	4,871,753
Goldman Sachs Mid Cap Value Institutional Fund	5,250,806	4,235,537
American Funds EuroPacific Growth R4 Fund	4,939,757	4,506,860
BlackRock Equity Dividend Institutional Fund	4,829,665	4,410,448
Vanguard Target Retirement 2030	4,791,098	3,604,672
JPMorgan Core Bond A Fund	4,624,264	6,035,523
Stable Pooled Fund	3,871,659	3,685,301
Columbia Small Cap Index A Fund*	3,491,468	2,475,143
InterDigital Stock Fund**	3,017,751	5,081,744
* This fund did not represent five percent or more of the Plan's net assets at December 31, 2012. It is shown for comparative purposes.
** This fund did not represent five percent or more of the Plan's net assets at December 31, 2013. It is shown for comparative purposes.
At December 31, 2013 and 2012, the Plan's investments, including gains and losses on investments bought and sold, as well as held during the year, appreciated (depreciated) in value as follows:

	2013	2012
Investment in common trusts	$39,555	$47,733
Registered investment companies	10,323,281	5,486,770
InterDigital Stock Fund	(1,007,741)	56,815
	$9,355,095	$5,591,318
The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants' account balances and the amounts reported in the Statement of Net Assets Available for Benefits.
NOTE 5 - SECURITY-BACKED CONTRACTS AND GUARANTEED INVESTMENT CONTRACTS
In 2004, the Plan entered into a benefit-responsive investment contract with the Stable Pooled Fund (the “Fund”). The Fund primarily invests in security-backed contracts issued by insurance companies and other financial institutions as well as traditional GICs. The Fund's principal objective is to protect principal while providing a higher rate of return than shorter maturity investments, such as money market funds or certificates of deposit. The account is credited with earnings on the underlying investments and charged for participant withdrawals and administrative expenses.
As described in Note 2, because the investment contracts are fully benefit-responsive, contract value is the relevant measurement attribute for that portion of the net assets available for benefits attributable to the investment contract. Contract value, as reported to the Plan by Transamerica, represents contributions made under the contract, plus earnings, less participant withdrawals and administrative expenses. Participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment at contract value.
Risks arise when entering into any investment contract due to the potential inability of the issuer to meet the terms of the contract. In addition, security-backed contracts have the risk of default or the lack of liquidity of the underlying portfolio assets. There are no reserves against contract value for credit risk of the contract issuer or otherwise. The crediting interest rate is based on a formula agreed upon with the issuer. Such interest rates are reviewed on a quarterly basis for resetting.

NOTE 6 - RELATED PARTY TRANSACTIONS
The Plan invests in shares of the Company's common stock through the InterDigital Stock Fund. In 2013 and 2012, the Plan also invested in funds managed by Transamerica. Transactions in such investments qualify as party-in-interest transactions that are exempt from the prohibited transaction rules.

NOTE 7 - PLAN EXPENSES
Effective April 1, 2011, an amendment to the Pension Services Agreement between Transamerica and the Company was made to revise the way costs and expenses incurred in the administration of the Plan (i.e., trustee and recordkeeper fees) are paid. Under the agreement, Transamerica receives certain revenue sharing payments from the Investment Options available in the plan. These amounts are used to offset the costs of administration of the Plan. Transamerica compares such payments to its required revenue. Any amounts in excess of its required revenue are credited to the "Expense Budget Account". If the amount received by Transamerica is less than its required revenue and the funds in the Expense Budget Account are insufficient to cover the shortfall, the Company pays the shortfall. The amount of the credit to the Expense Budget Account in 2013 and 2012 was $108,902 and $96,621, respectively.

NOTE 8 - TAX STATUS
The Internal Revenue Service (“IRS”) has determined and informed the Company by letter dated July 5, 2012 that the Plan satisfies the qualification requirements under IRC Section 401(a) and that the trust maintained in connection with the Plan satisfies the requirements for exemption under IRC Section 501(a). The Company believes the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC.
GAAP requires Plan management to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the Plan had taken an uncertain position that more likely than not would not be sustained upon examination by the IRS. The Plan administrator has analyzed the tax positions taken by the Plan, and has concluded that, as of December 31, 2013, there are no uncertain positions taken or expected to be taken that would require recognition of a liability (or asset) or disclosure in the financial statements. The Plan is subject to routine audits by taxing jurisdictions; there is currently one audit in progress for the 2011 tax year. The Plan administrator believes it is no longer subject to income tax examinations for years prior to 2010.

INTERDIGITAL
SAVINGS AND PROTECTION PLAN
EIN 23-1882087
SCHEDULE H, LINE 4(i) - SCHEDULE OF ASSETS (HELD AT END OF YEAR)
DECEMBER 31, 2013

		Current/Contract
Identity of Issue	Investment Type	Value
State Street Bank & Trust*	Cash	$38,300
American Funds EuroPacific Growth R4 Fund	Registered investment companies	4,939,757
Baron Small Cap Retail Fund	Registered investment companies	3,371,530
BlackRock Equity Dividend Institutional Fund	Registered investment companies	4,829,665
BlackRock High Yield Institutional Bond Fund	Registered investment companies	1,246,410
Columbia Acorn A Fund	Registered investment companies	2,417,992
Columbia Small Cap Index A Fund	Registered investment companies	3,491,468
Diamond Hill Small Cap A Fund	Registered investment companies	1,506,854
Federated U.S. Treasury Cash Reserves, Institutional Service Shares Fund	Registered investment companies	2,308,967
Goldman Sachs Mid Cap Value Institutional Fund	Registered investment companies	5,250,806
Invesco Real Estate Institutional Fund	Registered investment companies	2,500,304
JPMorgan Core Bond A Fund	Registered investment companies	4,624,264
Transamerica Partners Institutional Stock Index Fund*	Registered investment companies	8,004,658
Vanguard Target Retirement 2010 Fund	Registered investment companies	675,020
Vanguard Target Retirement 2020 Fund	Registered investment companies	1,545,090
Vanguard Target Retirement 2030 Fund	Registered investment companies	4,791,098
Vanguard Target Retirement 2040 Fund	Registered investment companies	2,275,953
Vanguard Target Retirement 2050 Fund	Registered investment companies	273,512
Wells Fargo Advantage Emerging Markets Equity Fund	Registered investment companies	813,515
Wells Fargo Advantage Premier Large Company Growth Fund, Class A	Registered investment companies	6,610,240
	Registered Investment Companies Total	$61,477,103

Stable Pooled Fund*	Investments in common trusts	3,657,042	**

	Collective Trust Fund Total	$3,657,042

InterDigital Stock Fund*	Employer Stock Fund	$3,017,751

Notes Receivable from Participant Loans*	Notes Receivable with Interest Rate of 4.25%	$202,323
TOTAL ASSETS HELD AT END OF YEAR		$68,392,519

*     Transaction with party in interest
**     Fair value is $3,871,659
Cost is not required for participant-directed investments.

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

INTERDIGITAL SAVINGS AND PROTECTION PLAN
	By:	InterDigital, Inc., in its capacity as Plan Sponsor and Plan Administrator

Date: June 13, 2014	By:	/s/ Richard J. Brezski
Richard J. Brezski
Chief Financial Officer

EXHIBIT INDEX
     The following is a list of Exhibits filed as part of this Annual Report on Form 11-K:

Exhibit	Exhibit
Number	Description
23.1	Consent of Morison Cogen LLP